UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Summer Energy Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

865634 109
(CUSIP Number)

Summer Energy Holdings, Inc.
800 Bering Drive, Suite 260, Houston, Texas, 77057
713-375-2790
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 865634 109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Neil M. Leibman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,854,155 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,854,155 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,854,155 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.2%
14	Type of Reporting Person (See Instructions) IN
 (1) Includes 46,479 shares held of record by Boxer Capital, Ltd., a Texas limited partnership.  Leibman is general partner of Boxer Capital, Ltd. and has sole voting and dispositive power over such shares.  Also includes 1,807,576 shares held of record by MAA Holdings Limited, a Texas limited partnership.  Leibman is general partner of MAA Holdings Limited and has sole voting and dispositive power over such shares.  Also includes 100 shares held of record by Leibman.

CUSIP No. 865634 109

This Amendment No. 2 to Schedule 13D amends the previous Schedule 13D filed by the Reporting Person on January 30, 2013, as amended by Amendment No. 1 filed on May 3, 2013 (collectively, as amended the “Original 13D”), relating to the securities of Summer Energy Holdings, Inc., a Nevada corporation (the “Company” or the “Issuer”).  This Amendment No. 2 is being filed solely to reflect that the Reporting Person entered into an agreement with the Company which may result in the acquisition by the Reporting Person of additional shares of common stock of the Issuer.  Except as amended herein, the information in the Original 13D is unchanged and has been omitted from this Amendment No. 2.  Capitalized terms used herein without definition have the meanings assigned thereto in the Original 13D.

Item 4.  Purpose of Transaction

Item 4 of the Original 13D is hereby supplemented with the following:

(a)
 Pursuant to an Agreement to Assist with Credit Facility dated as of August 29, 2013 (the “Credit Facility Agreement”), the Reporting Person was granted 413,000 shares of an unregistered class of Series A Preferred Stock in consideration of acting as a surety and personal guarantor of $413,000 of the Company’s critical depository requirements.  Pursuant to the Credit Facility Agreement, upon the earliest to occur of the following: (i) five (5) years from the date of the Credit Facility Agreement, or (ii) at such time as the Reporting Person is fully released from its obligations under any credit facility obtained by the Company pursuant to the Reporting Person’s guarantee, the Company shall have the right to purchase all outstanding shares of Series A Preferred Stock held by the Reporting Person in exchange for the granting of a five (5) year option to purchase shares of the Company’s common stock at an exercise price of $1.50 per share.  The number of shares of common stock covered by such option shall be calculated on the basis of an option to purchase one (1) share of common stock for each 2.7533 shares of Series A Preferred Stock purchased by the Company.  In the event the Company purchases the Series A Preferred Stock from the Reporting Person in exchange for options to purchase common stock, the Reporting Person would acquire an option to purchase up to 150,000 shares of common stock of the Company.  Pursuant to the designation of rights setting forth the rights and preferences of the Series A Preferred Stock, the Series A Preferred Stock is not otherwise convertible into common stock.  In addition, the holders of Series A Preferred Stock shall be entitled to receive a preferred dividend in the amount of 10% per annum (payable quarterly) based on the deemed original issuance price of $1.00 per share, which preferred dividend may be paid in cash or common stock in the sole discretion of the Company.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please see Item 4, above.  No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Item 4, above.

Item 7. Material to Be Filed as Exhibits

Agreement to Assist with Credit Facility dated August 29, 2013 (incorporated herein by reference to Schedule 10.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 4, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2013	/s/ Neil M. Leibman
Date	Signature

By: Alexander N. Pearson, Attorney-in-Fact Pursuant to Power of Attorney dated December 12, 2012 previously filed with the Securities and Exchange Commission as Exhibit 24.1 to Schedule 13G filed on December 12, 2012 on behalf of Neil M. Leibman, which Power of Attorney is incorporated by reference).